Groundfloor Finance Inc.

OFFICES	Mailing address
75 Fifth Street, NW, Suite 214	3355 Lenox Rd., Suite 750
Atlanta, GA 30308	Atlanta, GA 30326

July 29, 2015

VIA EDGAR & EMAIL DELIVERY (BARROSS@SEC.GOV)

Sonia Gupta Barros

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Groundfloor Finance Inc.

Offering Statement on Form 1-A

Filed March 23, 2015

File No. 024-10440

Dear Ms. Barros:

Groundfloor Finance Inc. (the “Company”) hereby submits for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 4 (“Amendment No. 4”) to that certain Offering Statement on Form 1-A (the “Offering Statement”, including Part II thereof which is referred to generally as the “Offering Circular”) filed on March 23, 2015, as amended April 23, 2015, May 22, 2015 and July 1, 2015. The Offering Statement has been revised in response to your comment letter dated July 16, 2015 (the “Comment Letter”) and to make certain other updates.

The Company is also providing the following responses to the Comment Letter. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in italics. Please note that references to page numbers in the responses refer to page numbers of the attached version of Amendment No. 4. Capitalized terms not otherwise defined below have the meanings set forth in the Offering Circular.

General

1.	We note your response to comment 2. We understand your conclusion that a change in the payment amount or payment date attributable to borrower prepayment or default would not result in a modification of the terms of the LROs. To the extent, however, that you change the terms of a loan in other circumstances, we continue to believe that this could constitute a material modification of the LRO. Please revise to explain how you will ensure compliance with the Securities Act if you materially modify the terms of LROs by modifying the underlying loan in circumstances other than borrower default.

The Company has considered the issues raised by the Staff. Consistent with our discussions with the Staff, the Company has revised the Offering Circular to explain that, if it materially modifies the terms of a series of LROs by modifying a term of the corresponding Loan in circumstances other than borrower default (or borrower prepayment), it will be required to either register the offer of the modified LRO under Section 5 of the Securities Act or find an exemption from such registration requirements before implementing any such modification to the terms of the Loan. The Company has also added disclosure on the cover page and throughout the Offering Circular cautioning investors that the company “has the authority to modify the terms of the corresponding Loans which could, in certain circumstances, reduce (or eliminate) the expected return on your investment”.

U.S. Securities and Exchange Commission

July 29, 2015

Project Summaries

2.	We considered your response to comment 9. We continue to believe that disclosure of the number of projects that are complete, but have not been sold or rented may be material to investors, particularly depending on the length of time after project completion. We understand that the impact of continuing to hold property is reflected in the Developer’s Inventory Value, as well as Total Debt, as applicable. Nonetheless, we view this information as relevant to the Developer’s ability to implement its business plan – to renovate or develop and resell the properties underlying the borrower loans. This information appears to be relevant and material to an investor seeking to evaluate a Developer’s business experience. Please consider revising your project summaries to include this information.

The Company has considered the issues raised by the Staff and has revised the Project Summary (and related disclosures in the Offering Circular) to report the number of projects that are available for sale or rental (as the “unsold inventory”) and the number of projects that have been available for sale or rental for six months or more (as the “aged inventory”), each as of the most recently completed quarter. All of this data is self-reported and not verified by the Company. A copy of the sample Project Summary (with the tool tips showing) has been provided to the Staff with this letter.

Limited Recourse Obligation Agreement

3.	The revised language in section 6 requires an investor to represent that it has read a copy of the offering circular, particularly the discussion of risks, and has relied only on the information contained therein in making an investment decision. You further require an investor to confirm that it is not relying on any communication (written or oral) of the Company, or any of its affiliates, as investment advice or as a recommendation to purchase the LROs. Please provide us with your analysis of how these representations are consistent with Section 14 of the Securities Act. Please refer to the Commission’s guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005).

The Company has considered the issues raised by the Staff and has revised section 6 of the LRO Agreement (and related disclosures in the Offering Circular) accordingly. A copy of the LRO Agreement reflecting these changes has been provided to the Staff with this letter.

[signature page follows]

U.S. Securities and Exchange Commission

July 29, 2015

[Signature Page to Comment Response Letter to Securities and Exchange Commission]

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me at 202-758-8041 or nick@groundfloor.us.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava

Director, Secretary, and Executive Vice President,

Legal & Regulatory

Groundfloor Finance Inc.

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